UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from               to

Commission file number: 001-15254

Enbridge Employee Services, Inc. Employees’ Savings Plan
1100 Louisiana Street
Suite 2900
Houston, TX 77002-5217

(Full title of the plan and the address of the plan)

Enbridge Inc.
3000 Fifth Avenue Place
425-1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Enbridge Employee Services, Inc. Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Assets (Held at End of Year) and Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

July 12, 2007

Enbridge Employee Services, Inc.
Employees’ Savings Plan
Statements of Net Assets Available for Benefits

(Dollars in Thousands)

	December 31,
	2006	2005
Assets:
Cash	$25	$—
Receivables
Contributions from employer	165	137
Contributions from participants	303	254
Principal and interest repayments on participant loans	19	14
Total receivables	487	405
Investments (at fair value):
Corporate Stock
Participant directed	42,386	38,756
Non-participant directed	15,046	12,563
Registered investment companies	79,185	67,631
Common and collective trust funds
Equity index fund	3,636	2,989
Stable value fund	16,939	16,928
Participant loans	2,644	2,719
Total investments	159,836	141,586

Net assets available for benefits, at fair value	160,348	142,991

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	146	143
Net assets available for benefits	$160,494	$142,134

The accompanying notes are an integral part of these financial statements.

Enbridge Employee Services, Inc.
Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits

(Dollars in Thousands)

Year Ended December 31, 2006
Additions:
Investment income:
Net appreciation in fair value of investments as determined by quoted market price	$9,181
Net appreciation in fair value of common and collective trust funds	475
Interest	163
Dividends	6,706
Total investment income	16,525
Contributions:
Employer (non-cash, at fair value)	3,825
Participant	7,708
Rollovers	1,296
Total contributions	12,829
Total additions	29,354

Deductions:
Benefits paid to participants	10,994
Total deductions	10,994
Net increase	18,360

Net assets available for benefits:
Beginning of year	142,134
End of year	$160,494

The accompanying notes are an integral part of these financial statements.

Enbridge Employee Services, Inc.
Employees’ Savings Plan

Notes to Financial Statements

December 31, 2006

NOTE A - DESCRIPTION OF THE PLAN

General:  The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) and is qualified in its entirety by reference to the Plan Document as amended.  Participants should refer to the Plan Document for a more complete description of its provisions.  The Plan provides a program whereby eligible participants may accumulate savings on a regular basis.  The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan allows participants to contribute to the Plan on a pre-tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc. (the “Company”) is the Plan Sponsor (the “Plan Sponsor”).  The Plan is administered by the Plan Sponsor and advised by a committee whose members are appointed by the Plan Sponsor, the Pension Administration Committee (the “PAC”).  T. Rowe Price Trust Company (the “Trustee”) is the Trustee for the Plan.  T. Rowe Price Retirement Plan Services, Inc. has been designated recordkeeper of the Plan by the Plan Sponsor.

All regular employees of the Company are eligible to participate in the Plan as soon as administratively possible following their date of hire.  Temporary employees, who are laborers, are eligible to participate after a year of service as defined in the Plan.

Effective January 1, 2006, the Plan was restated and amended to incorporate all amendments adopted since the last restatement to comply with legal developments, to update the Plan to provide for recent acquisitions, and to clarify certain Plan language and definitions.  Provisions were added to recognize prior service under the Plan for employees who were hired by the Plan Sponsor in connection with the acquisition of the assets of Oakhill Pipeline, L.P. and OGS Pipeline LLC.

The Plan was also amended in 2005 to clarify certain plan language and definitions.  Additional amendments to the Plan in 2005 provide for automatic enrollment of new employees in the Plan, on or after October 1, 2004, within 45 days of date of hire at a deferral rate of 2% of credited compensation, as well as clarification of the timing and manner of distributions of any accrued benefit with a lump sum value greater than $1 thousand.  Provisions were also added to recognize prior service under the Plan for employees who were hired by the Plan Sponsor in connection with the acquisition of the assets of Kahuna Gas, LLC, U.S. Oil Co., Inc., Shell US Gas and Power LLC, and Devon Gas Services.  The Plan was amended in April 2004 and March 2005 in connection with the acquisitions of certain entities in 2004 and the related hiring of employees associated with the entities acquired.

Contributions:  All contributions made to the Plan are invested by the Trustee as they are received from the Company.  Participants are entitled to make pre-tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2006 was $15 thousand.  The statutory maximum amount is increased by the “catch-up” contribution amount of $5 thousand for 2006 for anyone who attained age 50 or older during the year.

The Company will match 100% of a participant’s pre-tax contributions (not including the catch-up contribution) up to the percentages of compensation set forth below, based on the participant’s years of service:

Less than one year of service:	2% match
One year of service:	3% match
Two years of service:	4% match
Three or more years of service:	5% match

Service for designated affiliates and predecessor employers may be taken into account for this purpose, as designated in the Plan.

Participant contributions are invested at the discretion of each participant in one or more of the investment options discussed below.  Eligible employees participate in the Plan either through self-election of a deferral percentage or through auto enrollment into the Plan at a 2% deferral, provided that the employee did not opt out of such election as specified in the Plan document.  Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants.  All matching contributions are made in Enbridge Inc. Stock.  At the participants’ discretion, and subject to the terms of the Plan, the participants may transfer up to 50% of the matched contributions to the remaining investment options available under the Plan.  Effective January 1, 2007, participants may transfer all Company matched contributions to any other investment fund available under the Plan.

Vesting:  Participants are fully vested in all contributions to the Plan.  Neither the amendment nor the termination of the Plan may have the effect of giving the Company any interest in the Plan’s assets, nor divert any assets to purposes other than for the exclusive benefit of participants and their beneficiaries.  In the event of Plan termination, the Company will make distributions to participants as soon as administratively feasible.

Participant accounts:  The amount contributed for a participant will be allocated to the participant’s pre-tax contribution account maintained under the Plan as of the date during the Plan Year on which the amount is deducted and withheld from the participant’s credited compensation, but for purposes of allocating income or losses, the pre-tax contributions will be credited as of the date received by the Trustee.

Forfeited accounts:  As stated above, participants are fully vested in all contributions to the Plan.  However, forfeited accounts do exist as a result of the 2002 merger of Midcoast and other small plans, in which participants were not fully vested, into the Plan.  These forfeited accounts can only be used to reduce Company contributions for participants of the merged plans.  At December 31, 2006 and 2005, forfeited nonvested accounts totaled $90 thousand and $155 thousand, respectively.  These accounts will be used to reduce future Company contributions.  During 2006, Company contributions were reduced by $72 thousand from forfeited nonvested accounts.

Plan termination:  Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Plan shall distribute the full amount of each participant’s account.

Investment options:  A brief description of the Plan’s investment options follows. For a detailed description of the investment options and respective risk profiles, refer to each respective fund’s prospectus.

Investments at Quoted Market Price:

Enbridge Inc. Stock Fund - Seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent of the Company.

Dodge & Cox Balanced Fund - Seeks income, conservation of principal, and long-term growth of principal and income.  The fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.  Up to 75% of the fund’s assets are invested in equity securities.  The balance of the fund’s assets is primarily invested in investment-grade fixed income securities, such as U.S. government obligations, mortgage and asset-backed securities, corporate bonds, and collateralized mortgage obligations (CMOs).

T. Rowe Price Spectrum Income Fund - Seeks a high level of current income with moderate price fluctuations by investing in domestic and international bond funds, a money market fund, and an income-oriented stock fund.

T. Rowe Price Equity Income Fund - Seeks substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. Rowe Price International Stock Fund - Seeks long-term growth of capital through investments primarily in the common stocks of established non-U.S. companies.

T. Rowe Price Blue Chip Growth Fund - Seeks long-term capital growth and income through investing primarily in common stocks of well-established large and medium-sized companies with the potential for above-average growth in earnings.

T. Rowe Price Mid-Cap Growth Fund - Seeks long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.  Mid-cap companies are defined as those whose market capitalization (number of shares outstanding multiplied by share price) falls within the range of either the S&P MidCap 400 Index or the Russell MidCap

Growth index.

T. Rowe Price Small-Cap Stock Fund - Seeks long-term growth of capital through investments in stocks of small companies. A small company is defined as having a market capitalization that falls (i) within or below the range of companies in either the current Russell 2000 Index or the S&P SmallCap 600 Index or (ii) below the three-year average maximum market cap of companies in either index as of December 31 of the three preceding years.

T. Rowe Price Retirement Income Fund - Seeks both capital growth and income by investing in a diversified portfolio consisting of about 40% stocks and 60% bonds.

T. Rowe Price Retirement Funds - Also provided are the following series of investment funds which seek both capital growth and income by investing in a diversified portfolio:

-	T. Rowe Price Retirement 2005 Fund
-	T. Rowe Price Retirement 2010 Fund
-	T. Rowe Price Retirement 2015 Fund
-	T. Rowe Price Retirement 2020 Fund
-	T. Rowe Price Retirement 2025 Fund
-	T. Rowe Price Retirement 2030 Fund
-	T. Rowe Price Retirement 2035 Fund
-	T. Rowe Price Retirement 2040 Fund
-	T. Rowe Price Retirement 2045 Fund

Common and Collective Trust Funds:

T. Rowe Price Stable Value Fund - Seeks to provide a competitive yield while maintaining principal stability by investing primarily in a diversified portfolio of structured investment contracts and guaranteed investment contracts issued by insurance companies and banks.

T. Rowe Price Equity Index Trust - Seeks to replicate as closely as possible the total return performance of the S&P 500 Composite Index.

Participant loans:  The Plan allows participants to borrow from their fund accounts, a minimum of $1 thousand up to a maximum of $50 thousand or 50% of their account balance, whichever is less.  The maximum loan amount is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made.  A loan is secured by the balance in the participant’s account and bears interest at a rate of one percent above the prime rate as of the first business day of the month in which the loan is to be funded.  Loans are to be repaid by payroll deduction no less frequently than quarterly over a period not to exceed five years as elected by the participant.  Participants may have no more than two loans outstanding.  Upon termination of employment, a participant may continue to repay the loan by personal check each month.  If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance, including interest on the loan.  The Plan had four deemed distributions for the year ended December 31, 2006.  Allowances for the deemed distributions as of December 31, 2006 and 2005 are $258 thousand and $0, respectively.  The participant loans outstanding at December 31, 2006 and 2005 were $2.6 million and $2.7 million, respectively.  The interest rates charged to participants for outstanding loans were between the range of 5% and 9% during the year of 2006; between 5% and 10.5% during the year of 2005.

Payment of benefits:  Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution:  a single distribution; two or more installments over a period elected by the participant; or in two or more partial withdrawals, any one of which may be no less than $1 thousand and which may be taken no more frequently than once each calendar quarter.  Distributions must commence no later than the required beginning date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship.  Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of: medical expenses; purchase of a principal residence; tuition and related fees for a year of post-secondary education; amounts necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence; burial or funeral expenses; and certain expenses for the repair of damage to principal residence.

Administrative expenses:  The Company may pay the Trustee fees, brokerage fees, legal fees, and other administrative expenses incident to administering the Plan, but is not obligated to do so.  If the Company does not do so, such costs may be charged against the Plan assets.  Loan processing fees are paid by the Plan and are deducted from the individual participant’s accounts when the loan is issued.  Administrative expenses related to the 2006 plan year were paid by the Company.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting and presentation:  The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.  The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.   Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts, and the Plan has retroactively applied it to the 2005 balances.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of investments and income recognition:  The Plan’s investments are stated at fair value.  Shares of corporate stock and registered investment companies are valued using quoted market prices.  Shares of common and collective funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Amounts reported by the Trustee are stated at fair value as determined in good faith by or under the supervision of the Trustee.  Participant loans are stated at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Benefit payments:  Benefit distributions are recorded when paid.

Risks and uncertainties:  The Plan provides investment options in various combinations of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect participant account balances and the amounts reported in the financial statements.

NOTE C - INCOME TAX STATUS

By resolution of the Board of Directors of the Company, effective February 28, 2002, the Plan was amended and restated to comply with law changes (commonly referred to as “GUST” amendments), to incorporate Plan amendments since its last restatement and to make amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001.  The restated Plan was submitted to the Internal Revenue Service (“IRS”) on February 28, 2002, which issued a favorable tax determination letter on January 30, 2003.  The plan has been amended and restated since receiving the determination letter (see Note A).  Due to the Plan restatement effective January 1, 2006, the Company has applied for a new tax determination letter.  Where operational deficiencies that could potentially present tax qualification risks to the Plan have been identified, the Company is researching these deficiencies, identifying the appropriate correction methods and implementing operational changes to ensure that such deficiencies do not continue.  The Company will utilize the IRS correction guidelines appropriate to each particular situation to ensure compliance, including, in cases where the Company determines that the deficiency is not insignificant, voluntarily filing under the Voluntary Correction Program (VCP) component of the Employee Plans Compliance Resolution System (EPCRS) as set forth in IRS Revenue Procedure 2006-27.  The Company believes that by taking these corrective actions, the tax qualified status of the Plan will be protected.

NOTE D - INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
(Dollars in thousands)	2006	2005
Participant directed
Dodge and Cox Balanced Fund	$31,054	$28,212
T. Rowe Price Equity Income Fund	9,388	7,963
T. Rowe Price Mid-Cap Growth Fund	20,322	19,899
T. Rowe Price Stable Value Fund	16,939	16,928
Enbridge Inc. Stock Fund	42,386	38,756

Non-participant directed
Enbridge Inc. Stock Fund	15,046	12,563

NOTE E - NON-PARTICIPANT DIRECTED INVESTMENTS

As discussed in Note A, all employer-matching contributions are initially invested in the Enbridge Inc. Stock Fund.  The Plan provided that 50% of such matching contributions must remain invested in the Enbridge Inc. Stock Fund.  At their discretion, and subject to the terms of the Plan, participants could transfer the other 50% to the remaining investment options available under the Plan.

There were no reportable transactions for the Non-Participant Directed Enbridge Stock Fund for 2006.

Information about the significant components of the changes in the non-participant directed investment for 2006 are as follows:

(Dollars in thousands)	Year Ended December 31, 2006
Additions:
Investment income:
Net appreciation in fair value of investments	$1,014
Interest	14
Dividends	400
Total investment income	1,428
Contributions	1,903
Participant loan repayments	79
Total additions	3,410

Deductions:
Benefits paid to participants	181
Transfers to participant-directed investments	513
Participant loan withdrawals	233
Total deductions	927
Net increase	2,483

Balance at beginning of year	12,563
Balance at end of year	$15,046

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006 and 2005, the Plan held 437,380 and 401,766 shares, respectively, of Enbridge Inc. non-participant directed common stock, and 1,232,157 and 1,239,389 shares, respectively, of Enbridge Inc. participant directed common stock.  A two-for-one stock split was approved by shareholders at the May 5, 2005 Annual and Special Meeting.  The shares reflect the effect of this stock split.  These shares were purchased on the open market as an investment.  Enbridge Inc. is the ultimate parent of the Company.

T. Rowe Price Associates, Inc. manages the following funds:  Stable Value Fund, Equity Income Fund, Mid-Cap Growth Fund, Small-Cap Stock Fund, Blue Chip Growth Fund, Spectrum Income Fund, and Equity Index Trust.  T Rowe Price Retirement Funds Inc. manages the following funds: Retirement Income Fund, Retirement 2005 Fund, Retirement 2010 Fund, Retirement 2015 Fund, Retirement 2020 Fund, Retirement 2025 Fund, Retirement 2030 Fund, Retirement 2035 Fund, Retirement 2040 Fund and Retirement 2045 Fund.  T. Rowe Price International, Inc. manages the International Stock Fund.  T. Rowe Price Trust Company is the Trustee of the Stable Value Fund and the Equity Index Trust.  T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee, T. Rowe Price Trust Company; therefore, these transactions qualify as party-in-interest transactions.  Each participant account under the Plan has been proportionately allocated a portion of the management and other fees charged by T. Rowe Price Associates as Investment Manager for each of the mutual funds held by the Plan.

Transactions resulting in Plan assets being transferred to, or used by, a related party are prohibited under ERISA and the Code unless a specific exemption exists.  Enbridge Inc. is a “party-in-interest” as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company.  However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code.  T. Rowe Price is a “party-in-interest” and “disqualified person” as a result of its status as a plan fiduciary and service provider.  However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

The Company has identified prohibited transactions which occurred in Plan year 2002.  The Company is researching these transactions and identifying the appropriate correction methods.  The Company will utilize the Department of Labor correction guidelines appropriate to the situation to ensure compliance.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements to the Form 5500 (dollars in thousands):

	Year Ended December 31,
	2006	2005
Net assets available for benefits per the financial statements	$160,494	$142,134
Less: Benefit claims payable at end of year	20	—
Adjustments from contract value to fair value for fully benefit-responsive investment contracts (Stable value fund)	146	—
Net assets available for benefits per Form 5500	$160,328	$142,134

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements to Form 5500:

Year Ended December 31, 2006
Net increase in net assets available for benefits per the financial statements	$18,360
Less: Amounts allocated on Form 5500 to benefit claims that have been processed and approved for payment	20
Adjustments from value to contract value for fully benefit-responsive investment contracts (Stable value fund)	146
Net increase, net of transfer of assets per Form 5500	$18,194

Benefit claims that have been processed and approved for payment as of December 31, 2006 are recorded on the Form 5500 as liabilities.  However, benefit claims payable are not considered Plan obligations under generally accepted accounting principles, and therefore, are not recorded as liabilities in the accompanying financial statements.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  For Form 5500 reporting, assets held for investment purposes are measured at fair value.

Enbridge Employee Services, Inc.
Employees’ Savings Plan

Form 5500 – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2006

	Total that constitute nonexempt prohibited transactions			Total fully corrected
Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	under VFCP and PTE 2002-51
$2,331			$2,331

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2006

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current value

1.	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company	$25,520,153	$31,053,902
2.*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company	15,848,537	20,322,166
3.*	T. Rowe Price International Stock Fund	Investment of a Registered Investment Company	3,443,180	4,087,887
4.*	T. Rowe Price Equity Income Fund	Investment of a Registered Investment Company	8,108,595	9,388,346
5.*	T. Rowe Price Small-Cap Stock Fund	Investment of a Registered Investment Company	2,933,630	3,345,791
6.*	T. Rowe Price Blue-Chip Growth Fund	Investment of a Registered Investment Company	2,530,538	3,104,976
7.*	T. Rowe Price Spectrum Income Fund	Investment of a Registered Investment Company	3,770,873	3,862,729
8.*	T. Rowe Price Retirement Income Fund	Investment of a Registered Investment Company	242,427	242,356
9.*	T. Rowe Price Retirement 2005 Fund	Investment of a Registered Investment Company	12,215	12,585
10.*	T. Rowe Price Retirement 2010 Fund	Investment of a Registered Investment Company	530,628	548,728
11.*	T. Rowe Price Retirement 2015 Fund	Investment of a Registered Investment Company	1,202,245	1,250,925
12.*	T. Rowe Price Retirement 2020 Fund	Investment of a Registered Investment Company	634,046	659,592
13.*	T. Rowe Price Retirement 2025 Fund	Investment of a Registered Investment Company	541,073	580,803
14.*	T. Rowe Price Retirement 2030 Fund	Investment of a Registered Investment Company	399,755	418,239
15.*	T. Rowe Price Retirement 2035 Fund	Investment of a Registered Investment Company	110,718	114,129
16.*	T. Rowe Price Retirement 2040 Fund	Investment of a Registered Investment Company	92,925	95,691
17.*	T. Rowe Price Retirement 2045 Fund	Investment of a Registered Investment Company	93,170	96,582
18.*	T. Rowe Price Stable Value Fund	Investment of a Common/Collective Trust Fund	16,939,311	16,939,311
19.*	T. Rowe Price Equity Index Trust	Investment of a Common/Collective Trust Fund	2,779,479	3,636,220
20.*	Enbridge Inc. Stock Fund – Participant Directed	Common Stock	22,555,950	42,386,207
21.*	Enbridge Inc. Stock Fund – Non-Participant Directed	Common Stock	8,347,233	15,045,869
22.*	Participant Loans	Interest rate range 5%-9%; Maturity date range 01/07/07 – 01/04/12	—	2,644,374
	Total Investments		$ 116,636,681	$159,837,408

*  Parties-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

Dated: July 12, 2007	/s/ Richard B. Greenawalt
Richard B. Greenawalt
Member of the Administrative Committee of the Enbridge Employee Services, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP